Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

212-735-3000

May 23, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-4561

Attn:	Max A. Webb
Assistant Director

RE:	WABCO Holdings Inc.
Amendment No. 1 to Registration Statement on Form 10 Filed April 9, 2007
Commission File No. 001-33332

Dear Mr. Webb:

On behalf of WABCO Holdings Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated April 19, 2007 (the “Comment Letter”), in connection with the above-captioned Amendment No. 1 to Registration Statement on Form 10 (the “Registration Statement”). Page references contained in this response are to the form of information statement (the “Information Statement”) included in Amendment No. 2 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.

Registration Statement on Form 10

Exhibit 99.1

Unaudited Pro Forma Financial Statements

Notes to Unaudited Pro Forma Financial Information, page 42

1.	We note your response to prior comment 14 and your revised footnote (h) on page 43. In this regard, upon finalization of your estimate of the incremental tax costs, please revise to quantify the amount of such costs and provide disclosure of the assumptions used in your calculation of the pro forma adjustment for incremental tax costs.

Mr. Max A. Webb

United States Securities and Exchange Commission

May 23, 2007

Company Response:
In response to the Staff’s comment, the Company has revised its disclosure on pages 41 and 45 to quantify the amount of incremental tax costs and to include the assumptions used in the pro forma adjustment.

2.	We note your response to prior comment 16 and your revised footnote (e) on page 43. As previously requested, please disclose in a footnote the method(s) and assumptions (i.e., effective tax rate and basis for the tax rate) used in estimating your pro forma adjustments to income tax expense.

Company Response:
In response to the Staff’s comment, the Company has revised its disclosure on page 45 to include the effective tax rates used in estimating the pro forma adjustments to income tax expense.

3.	We note your response to prior comment 19. Please disclose in the introductory paragraph or the footnotes to the pro forma financial information your estimate of the costs relating to IT / infrastructure and other separation related costs as described in your response to prior comment number 19. The introductory paragraph or notes to the pro forma financial information should also disclose that the Company has not made pro forma adjustments for these items since they will not have a continuing impact or are not considered “factually supportable” pursuant to Rule 11-02(b)(6) of Regulation S-X.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 43.

4.	We note from your response to prior comment 22 and your revised footnote (f) on page 43 that as part of the separation, WABCO will be assuming additional tax liabilities associated with prior period tax returns related to certain non-WABCO American Standard entities. As previously requested, please disclose the method(s) and assumptions (i.e., base, rate, etc.) used in estimating the balance sheet adjustment for additional tax liabilities associated with prior period tax returns related to certain American Standard entities and explain in further detail how this adjustment is directly attributable to the spin-off transaction.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 45.

Mr. Max A. Webb

United States Securities and Exchange Commission

May 23, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for 2006 Compared to 2005.

Net Interest (Income) Expense—Including Related Party Interest (Income) Expense, page 44

5.	Please revise to discuss the factors responsible for the change in net interest (income) expense from $2.1 million of net interest income in 2005 to $11.3 million of net interest expense in 2006. Your revised discussion should include a discussion of the factors responsible for both changes in related party and non-related party interest income and expense. Your discussion for the 2005 period as compared to the 2004 period should be similarly revised.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 51 and 53 to discuss the factors responsible for the change in net interest (income) expense from 2005 to 2006 and from 2004 to 2005.

Pre-Distribution Reorganization, page 62

6.	We note your response to prior comment 10. Please revise to clarify that you will be receiving subsidiaries involved in your bath and kitchen fixtures and/or your air conditioning and services business. Also, describe whether you will be continuing operations related to these other businesses after the separation of WABCO, and if so, please quantify the percentage of your business that will be dedicated to each.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 70 to clarify that, following the separation there will be no subsidiaries under WABCO that will continue to operate in the Air Conditioning Systems and Services business or the Bath and Kitchen business.

Compensation Discussion and Analysis, page 66

General

7.	We note your response to prior comment 28. We note the various types of awards available under the Omnibus plan on page 67. Please provide further detail regarding your compensation philosophy. For instance, describe your policies for allocating the various types of awards, including how you will determine how much is long-term versus current and how much will be cash versus non-cash. Also, describe how you will determine when the awards will be granted. Refer to Item 402(b)(2) of Regulation S-K.

Mr. Max A. Webb

United States Securities and Exchange Commission

May 23, 2007

Company Response:

In response to the Staff’s comment, the Company has enhanced its disclosure in the Compensation Discussion and Analysis to further describe the compensation philosophy that has been adopted for the Company, including the policies for allocating types of awards, and allocation between long and short-term awards and cash and equity-based awards. The disclosure has also been revised to include the additional individuals who are expected to be named executive officers of the Company.

Named Executive Officer Compensation, page 71

8.	We note on page 66 that annual incentive bonuses will be awarded to key executives of WABCO, including the Named Officers and we note on page 67 that equity awards will be determined on an individual basis considering the executive’s sustained performance, future potential, impact on results, as well as market comparisons. We also note your disclosure in the second to last paragraph on page 68. Please revise, as appropriate, to disclose individual target levels for each named officer for each type of compensation. Refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 3.04 of Compliance and Disclosure Interpretations to Item 402, available on our website.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure in the Compensation Discussion and Analysis section to provide additional detail with respect to the target levels in effect for the named executive officers with respect to their annual and long term incentive compensation opportunities. In addition, the Company supplementally advises the Staff that the performance criteria described under the heading "Omnibus Incentive Plan" represent criteria which may be used in future awards; no performance based equity awards are currently outstanding or under contemplation that are based on the achievement of these criteria.

Financial Statements

Combined Consolidated Statement of Income, page F-3

9.

We note your response to prior comment 34 but continue to believe the pro forma disclosures requested in our prior comment should be provided. As previously requested, please revise to disclose pro forma basic and diluted earnings per share for all periods presented giving effect to the planned distribution transaction on the face of your combined consolidated statement of income. The notes to your financial statements should also be revised to disclose the assumptions used in determining the weighted average number of shares used in computing basic and diluted earnings per share. This presentation appears meaningful and relevant in view of the significant changes in your

Mr. Max A. Webb

United States Securities and Exchange Commission

May 23, 2007

capital structure that will occur in connection with the planned distribution transaction. Refer to the guidance outlined in paragraph 54 of SFAS No. 128.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that it recognizes the importance and relevance of providing such information on the effects of the planned distribution on the historical financial statements and has done so in connection with the pro forma information that has been presented outside of the audited, historical financial statements. The Company believes paragraph 54 of SFAS No. 128 addresses circumstances in which increases or decreases to the number of outstanding common shares have occurred before issuance of the financial statements. Accordingly, since no changes to the number of common shares will occur until the record date for the distribution, the Company continues to believe that presentation of earnings per share information in the historical financial statements prior to the distribution is not required.

Note 5. Stock Options, page F-14

10.	We note your response to prior comment 33. In this regard, please revise Note 5 to your consolidated financial statements to disclose the number of outstanding stock options which give the option holders the right to require the company to redeem such options for cash upon a change of control and disclose your accounting treatment as stated in your response to our prior comment 33. Also, please explain in the notes to your financial statements why the company does not believe it is probable that the options will become redeemable. Refer to the guidance outlined in paragraph 15 of EITF D-98.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-15 with respect to outstanding stock options.

Note 15. Related Party Transactions, page F-26

11.

We note your response to prior comments 41 and 42, and your revised disclosure on page F-26 but do not believe that your revised disclosures were fully responsive to our prior comments. As approximately 88% of amounts receivable from affiliates and 36% of amount payable to affiliates at December 31, 2006 do not provide for market rates of interest, we continue to believe that all of the disclosures requested in our prior comment should be provided in the notes to your financial statements. Accordingly, please revise the notes to your financial statements to include an analysis of the activity in your inter-company accounts with American Standard and it affiliates for each year presented in

Mr. Max A. Webb

United States Securities and Exchange Commission

May 23, 2007

your statements of operations. This analysis of the inter-company accounts should disclose a listing of transactions (e.g., the allocation of costs to the subsidiary, inter-company purchases, and cash transfers between entities) for each period for which an income statement is required. Refer to the guidance outlined in SAB Topic 1:B Question 4.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure in Note 15 to summarize the various types of transactions included in Net Transfers to American Standard and Affiliates, as presented within the Combined Consolidated Statement of Cash Flows and Combined Consolidated Statement of Owners’ Net Investment and Comprehensive Income. The Company has also revised its disclosure to provide a detailed summary of the inter-company loans, including the loan balances, interest rates, and average monthly balances for each outstanding loan for all periods in which an Income Statement has been presented. Certain of these Inter-company loan balances have been modified since the last amendment to properly exclude amounts that should have been eliminated and not reflected in the disclosure.

As the Company operates as an independent segment within American Standard, the inter-company activity primarily relates to dividends and inter-company loans between American Standard and affiliates. Therefore, the Company believes that the revised disclosure meets the requirements outlined in SAB Topic 1:B Question 4, as it provides a summary of the inter-company dividends to American Standard and affiliates, inter-company loans, and average balances due to or from related parties for each period for which an Income Statement is presented.

Note 16. Geographic Information, page F-27

12.	We note your response to prior comment 44. In this regard, please revise your financial statements to disclose the factors, as discussed in your response to prior comment 44, used to identify the enterprise’s reportable segment, including the basis of organization, as required by paragraph 26(a) of SFAS No. 131.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-29.

Mr. Ulrich Michel

WABCO Holdings Inc.

May 23, 2007

*********************

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-7886.

Very truly yours,

/s/ Thomas W. Greenberg

Thomas W. Greenberg

cc:	Ulrich Michel
Mary Beth Gustafsson
Eileen T. Nugent